03012956

TED STATES
EXCHANGE COMMISSION
;ton, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 47729 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **US TRADING CORP.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS

(No. and Street)

| **NEW YORK,** | **NY** | **10020** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**SALVATORE RISI** **(212) 332-2612**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of US TRADING CORP.

, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

**Karen Crowe**
**Notary Public-State of New York**
**No. 01CR6052729**
**Qualified in Rockland County**
**My Commission Expires 12/26/2006**

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

US Trading Corp.

Year ended December 31, 2002
with Report of Independent Auditors

# US Trading Corp.

## Statement of Financial Condition

## Year ended December 31, 2002

### Contents

Report of Independent Auditors .......... 1

Statement of Financial Condition .......... 2
Notes to the Statement of Financial Condition .......... 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Stockholder
US Trading Corp.

We have audited the accompanying statement of financial condition of US Trading Corp. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Trading Corp. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2003

US Trading Corp.

Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $254,349 |
| Receivable from Clearing Broker | 171,190 |
| Furniture, fixtures, equipment and leasehold improvements, at cost, net of accumulated depreciation of $ 90,361 | 62,231 |
| Other assets | 67,533 |
| Total assets | $555,303 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Commissions payable | $105,434 |
| Accounts payable and accrued expenses | 109,968 |
| Total liabilities | 215,402 |
| | |
| Stockholder's equity: | |
| Common stock, no par value: authorized, issued and outstanding 10 shares | 100 |
| Additional paid-in capital | 404,900 |
| Retained earnings | (65,099) |
| Total stockholder's equity | 339,901 |
| Total liabilities and stockholder's equity | $555,303 |

*See accompanying notes.*

US Trading Corp.

Notes to Statement of Financial Condition

December 31, 2002

**1. Organization**

US Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. Securities transactions for the Company's customers are cleared through and carried by Penson Financial Services, Inc., ("clearing broker"), on a fully disclosed basis. The Company is also engaged in proprietary trading of securities.

Carlin Equities Corp. acquired 100% of the common stock of the Company on July 24, 2002 at the net asset value of the Company as of June 30, 2002. Carlin Equities Corp. paid approximately $533,000 for the Company and recorded goodwill in the amount of $20,000 that is reflected in other assets on the statement of financial condition.

**2.Significant Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company records securities transactions and the related revenue and expenses on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at their quoted market prices with the resulting unrealized gains and losses on securities transactions reflected in revenues on the statement of operations based on the last price on the securities exchanges on which they trade. At December 31, 2002 the Company did not have any positions in securities owned or securities sold, not yet purchased.

Furniture, fixtures, equipment and leasehold improvements are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding seven years.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

**2.Significant Accounting Policies (continued)**

The Company has elected to operate under Subchapter S of the Internal Revenue Code and, consequently, is not subject to federal and certain state income taxes. Accordingly, the stockholders of the Company are individually liable for the taxes on their share of the Company's net income for federal and certain state income tax purposes.

**3. Receivable from Clearing Broker**

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to the clearing broker, which maintains the customers' accounts and clears such transactions. At December 31, 2002 there were no positions in securities owned or securities sold, not yet purchased.

For transactions in which the Company through its clearing broker extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002 and for the year then ended, there were no amounts to be indemnified to the clearing broker for these transactions.

**4. Commitments**

The Company occupies facilities pursuant to a lease agreement that expires September 2005. The lease also provides for escalations from real estate taxes and other expenses. In addition, the Company has monthly operating leases on office and computer equipment that is utilized in the day-to-day operations of the Company.

**4. Commitments (continued)**

Minimum future rental payments under these leases are as follows:

| | |
|---|---|
| Year ending December 31: | |
| 2003 | $134,898 |
| 2004 | 123,268 |
| 2005 | 92,837 |
| 2006 | 813 |
| | $351,816 |

**5. Concentration of Credit Risk**

The Company maintains cash deposits in one financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

**6. Related Party Transactions**

Effective April 1, 2001, the former owner of the Company entered into a revenue sharing agreement with the Company whereby the former owner will introduce or recommend customer accounts to the Company in return for 100% of the net income as defined on the Purchase Agreement generated from such accounts. For the year ended December 31, 2002, amounts paid under this agreement totaled $29,408, which is reflected in commissions on the accompanying statement of operations. The agreement has been terminated effective December 31, 2002.

**7. Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

**8. Net Capital Requirements**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness and net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3 of aggregate indebtedness or $100,000. At December 31, 2002, the Company had net capital of $210,137 which exceeded its net capital requirement of $100,000 by $110,137. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

**9. Guarantees**

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 3, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.